EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 28, 2007, with respect to the consolidated financial statements of Rubicon Minerals Corporation as at and for the years ended December 31, 2006 and 2005 included in this Registration Statement on Form 40-F, filed with the U.S. Securities and Exchange Commission.

“De Visser Gray LLP”

Chartered Accountants
Vancouver, Canada
April 2, 2007